As filed with the Securities and Exchange Commission on February 10, 2015

File No. 333-196106

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

☐ Pre-Effective Amendment No.

☒ Post-Effective Amendment No. 1

NUVEEN INVESTMENT QUALITY MUNICIPAL FUND, INC.

(Exact Name of Registrant as Specified in Charter)

333 West Wacker Drive

Chicago, Illinois 60606

(Address of Principal Executive Offices, Zip Code)

Registrant’s Telephone Number, including Area Code (800) 257-8787

Kevin J. McCarthy

Vice President and Secretary

Nuveen Investments

333 West Wacker Drive

Chicago, Illinois 60606

(Name and Address of Agent for Service)

Copy to:

Deborah Bielicke Eades Vedder Price P.C. 222 North LaSalle Street Chicago, Illinois 60601	Eric F. Fess Chapman and Cutler LLP 111 West Monroe Street Chicago, Illinois 60603

EXPLANATORY NOTE

The Joint Proxy Statement/Prospectus and Statement of Additional Information, each in the form filed on July 1, 2014 pursuant to Rule 497 of the General Rules and Regulations under the Securities Act of 1933, as amended (File No. 333-196106), are incorporated herein by reference.

This amendment is being filed for the sole purpose of adding the executed tax opinion of each of Vedder Price P.C. and K&L Gates LLP, as Exhibit 12(a) and Exhibit 12(b), respectively, to Part C of the Registration Statement, in each case, supporting the tax matters discussed in the Joint Proxy Statement/Prospectus.

PART C

OTHER INFORMATION

Item 15. Indemnification

Article EIGHTH of the Registrant’s Articles of Incorporation provides as follows: To the maximum extent permitted by the Minnesota Business Corporation Act, as from time to time amended, the Corporation shall indemnify its currently acting and its former directors, officers, employees and agents, and those persons who, at the request of the Corporation, serve or have served another corporation, partnership, joint venture, trust or other enterprise in one or more such capacities. The indemnification provided for herein shall not be deemed exclusive of any other rights to which those seeking indemnification may otherwise be entitled.

Expenses (including attorneys’ fees) incurred in defending a civil or criminal action, suit or proceeding (including costs connected with the preparation of a settlement) may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding, if authorized by the Board of Directors in the specific case, upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay that amount of the advance which exceeds the amount which it is ultimately determined that he is entitled to receive from the Corporation by reason of indemnification as authorized herein; provided, however, that prior to making any such advance at least one of the following conditions shall have been met: (1) the indemnitee shall provide a security for his undertaking, (2) the Corporation shall be insured against losses arising by reason of any lawful advances, or (3) a majority of a quorum of the disinterested, non-party directors of the Corporation, or an independent legal counsel in a written opinion, shall determine, based on a review of readily available facts, that there is reason to believe that the indemnitee ultimately will be found entitled to indemnification.

Nothing in these Articles of Incorporation or in the By-Laws shall be deemed to protect or provide indemnification to any director or officer of the Corporation against any liability to the Corporation or to its security holders to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office (“disabling conduct”), and the Corporation shall not indemnify any of its officers or directors against any liability to the Corporation or to its security holders unless a determination shall have been made in the manner provided hereafter that such liability has not arisen from such officer’s or director’s disabling conduct. A determination that an officer or director is entitled to indemnification shall have been properly made if it is based upon (1) a final decision on the merits by a court or other body before whom the proceeding was brought that the indemnitee was not liable by reason of disabling conduct, or (2) in the absence of such a decision, a reasonable determination, based upon a review of the facts, that the indemnitee was not liable by reason of disabling conduct, by (a) the vote of a majority of a quorum of directors who are neither “interested persons” of the Corporation as defined in the Investment Company Act of 1940 nor parties to the proceeding, or (b) an independent legal counsel in a written opinion.

The directors and officers of the Registrant are covered by the Mutual Fund Professional Liability policy in the aggregate amount of $70,000,000 against liability and expenses of claims of wrongful acts arising out of their position with the Registrant and other Nuveen funds, except for matters that involve willful acts, bad faith, gross negligence and willful disregard of duty (i.e., where the insured did not act in good faith for a purpose he or she reasonably believed to be in the best interest of the Registrant or where he or she had reasonable cause to believe this conduct was unlawful). The policy has a $2,000,000 deductible for operational failures (after the deductible is satisfied, the insurer would cover 90% of any operational failure claims and the Fund would be liable for 10% of any such claims) and $1,000,000 deductible for all other claims.

Insofar as indemnification for liability arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 16. Exhibits.

(1)(a)	Articles of Incorporation of Registrant dated January 19, 1990.(1)

(1)(b)	Articles of Amendment to Articles of Incorporation dated April 12, 1990.(1)

(2)(a)	By-Laws of the Registrant (Amended and Restated as of February 20, 2006).(2)

(3)	Not applicable.

(4)	Form of Agreement and Plan of Reorganization is filed as Appendix A to Part A of the Registration Statement.(3)

(5)	Not applicable.

(6)(a)	Investment Management Agreement, dated November 13, 2007.(2)

(6)(b)	Renewal of Investment Management Agreement, dated July 31, 2008.(3)

(6)(c)	Renewal of Investment Management Agreement, dated May 28, 2009.(3)

(6)(d)	Renewal of Investment Management Agreement, dated May 26, 2010.(3)

(6)(e)	Renewal of Investment Management Agreement, dated May 25, 2011.(3)

(6)(f)	Renewal of Investment Management Agreement, dated May 23, 2012.(3)

(6)(g)	Renewal of Investment Management Agreement, dated July 29, 2013.(3)

(6)(h)	Investment Sub-Advisory Agreement, dated December 31, 2010.(2)

(7)	Not applicable.

(8)	Not applicable.

(9)(a)	Amended and Restated Master Custodian Agreement between the Nuveen Funds and State Street Bank and Trust Company, dated February 25, 2005.(2)

(9)(b)	Form of Appendix A to Custodian Agreement.(3)

(10)	Not applicable.

(11)	Opinion and Consent of Counsel.(3)

(12)(a)	Opinion and Consent of Vedder Price P.C. supporting the tax matters and consequences to shareholders discussed in the Joint Proxy Statement/Prospectus is filed herewith.

(12)(b)	Opinion and Consent of K&L Gates LLP supporting the tax matters discussed in the Joint Proxy Statement/Prospectus is filed herewith.

(13)(a)	Transfer Agency and Service Agreement dated October 7, 2002 between the Registrant and State Street Bank and Trust Company.(2)

(13)(b)	Form of Amendment and Schedule A to Transfer Agency and Service Agreement.(3)

(14)	Consents of Independent Auditor.(3)

(15)	Not applicable.

(16)	Powers of Attorney.(1)

(17)	Form of Proxy.(3)

(1)	Filed on May 20, 2014 with Registrant’s Registration Statement on Form N-14 (File No. 333-196106) and incorporated by reference herein.
(2)	Filed on October 29, 2012 with Registrant’s Registration Statement on Form N-2 (File No. 333-184632) and incorporated by reference herein.
(3)	Filed on June 24, 2014 with Pre-Effective Amendment No. 1 to Registrant’s Registration Statement on Form N-14 (File No. 333-196106) and incorporated by reference herein.

Item 17. Undertakings.

(1)       The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)       The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES

As required by the Securities Act of 1933, the Registrant has duly caused this post-effective amendment no. 1 to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago and the State of Illinois, on the 10th day of February, 2015.

NUVEEN INVESTMENT QUALITY MUNICIPAL FUND, INC.

By:	/s/ Kevin J. McCarthy
Kevin J. McCarthy
Vice President and Secretary

As required by the Securities Act of 1933, this post-effective amendment no. 1 to Registrant’s Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Capacity		Date

/s/ Stephen D. Foy	Vice President and Controller		February 10, 2015
Stephen D. Foy	(principal financial and accounting officer)

/s/ Gifford R. Zimmerman	Chief Administrative Officer		February 10, 2015
Gifford R. Zimmerman	(principal executive officer)

William J. Schneider*	Chairman of the Board and Director	)
)
William Adams IV*	Director	)
)
Jack B. Evans*	Director	)
)
William C. Hunter*	Director	)
		)	By: /s/ Mark L. Winget
David J. Kundert*	Director	)	Mark L. Winget
		)	Attorney-in-Fact
John K. Nelson*	Director	)	February 10, 2015
)
Thomas S. Schreier, Jr.*	Director	)
)
Judith M. Stockdale*	Director	)
)
Carole E. Stone*	Director	)
)
Virginia L. Stringer*	Director	)
)
Terence J. Toth*	Director	)

*	An original power of attorney authorizing, among others, Mark L. Winget, Kevin J. McCarthy and Gifford R. Zimmerman, to execute this registration statement, and amendments thereto, for each of the directors of the Registrant on whose behalf this registration statement is filed, has been executed and is incorporated by reference herein.

EXHIBIT INDEX

Exhibit No.	Name of Exhibit

12(a)	Opinion and Consent of Vedder Price P.C. supporting the tax matters and consequences to shareholders discussed in the Joint Proxy Statement/Prospectus.

12(b)	Opinion and Consent of K&L Gates LLP supporting the tax matters discussed in the Joint Proxy Statement/Prospectus.